EXHIBIT C-8

INDEPENDENT AUDITOR’S CONSENT

To the Department of Finance

I consent to the use of my independent auditor’s report dated 12 September 2022 to the Minister of Finance on the condensed consolidated financial statements of the Government of Canada, which comprise the condensed consolidated statement of financial position as at 31 March 2022, the condensed consolidated statement of operations and accumulated deficit, condensed consolidated statement of change in net debt and condensed consolidated statement of cash flow for the year then ended, and related notes, included in Form 18-K/A – Amendment No. 4 of the Government of Canada’s Annual Report, to be filed with the U.S. Securities and Exchange Commission on the Electronic Data Gathering, Analysis and Retrieval system on 1 November 2022.

/s/ Karen Hogan
Karen Hogan, FCPA, FCA
Auditor General of Canada

Ottawa, Canada

1 November 2022